Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	June 14, 2010
TSX: SVM

SILVERCORP RECEIVES ENVIRONMENTAL PERMIT FOR THE GC PROJECT, GUANGDONG PROVINCE, CHINA

VANCOUVER, British Columbia – June 14, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report that it has been issued an Environmental Permit for the GC Silver-Lead-Zinc Project from the Department of Environmental Protection of Guangdong Province, an essential document required for a mining permit application.

Silvercorp will immediately submit a formal application for a mining permit to the Ministry of Land and Resources (MOLAR) in Beijing. MOLAR is required to make a decision on the granting of a full mining permit within 45 to 60 business days of receipt of the application if all support documents are deemed satisfactory.

Once a full mine permit is granted, Silvercorp plans to commence construction of a 1,500 tonne-per-day mine and mill operation.

For more information on the GC project, please visit Silvercorp’s website at www.silvercorp.ca.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The Company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, E-mail: investor@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to permitting, the Company’s future plans and objectives, expected production levels and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Some production projections may be based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.